ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 30, 2024	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ashley Vroman-Lee

Re:	Thornburg ETF Trust (the “Trust” or “Registrant”) File Nos. 333-282372 and 811-24005

Dear Ms. Vroman-Lee:

This letter is being filed to respond to comments received from you telephonically on December 16 and 19, 2024 regarding: (1) the Trust’s initial registration statement on Form N-1A, which was filed with the Securities and Exchange Commission on September 27, 2024 (the “Registration Statement”); and (2) the letter filed by the Trust on December 6, 2024 (the “Initial Response Letter”) responding to comments received from you in writing on October 23, 2024 regarding the Registration Statement (the “Initial Comment Letter”). The Registration Statement relates to Thornburg Core Plus Bond ETF, Thornburg Multi Sector Bond ETF, Thornburg International Equity ETF and Thornburg International Growth ETF.1

The comments of the Staff of the Securities and Exchange Commission, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Registration Statement.

1.	Comment: Please confirm whether the investment strategies and related risks referenced in Comments 35 through 37 and 39 through 43 of the Initial Comment Letter are principal investment strategies or principal risks. If the investment strategies are principal investment strategies, please include corresponding principal risk disclosure. If the risks are principal risks, please include corresponding principal investment strategy disclosure. If the investment strategies and related risks are not principal investment strategies or principal risks, respectively, please disclose that. Moreover, per the requirements of Form N-1A, risks disclosed as principal risks in Item 9 disclosure should, likewise, be listed in the prospectus’ Item 4 disclosure. The same applies to principal strategy disclosure (i.e., where a risk is listed as a principal risk, it should correspondingly be disclosed in principal strategy disclosure, as to both Items 4 and 9). Please revise Items 4 and 9 accordingly.

1 As discussed with you telephonically, Thornburg Flexible Bond ETF changed its name to Thornburg Multi Sector Bond ETF, effective December 11, 2024, and the name of Thornburg International Equity ETF was incorrectly stated as Thornburg International Core Equity ETF in the Registration Statement that filed on September 27, 2024.

Securities and Exchange Commission	- 2 -	December 30, 2024

Response: The Registrant has revised the “Additional Information – Investment Objectives and Strategies and Related Risks” section of the Prospectus (the “Item 9 Section”) in response to the Staff’s comment. The Item 9 Section has also been re-named to “Additional Information – Investment Objectives and Principal Investment Strategies and Principal Risk” (emphasis added). The Registrant confirms that the Item 9 Section, as revised, includes the following: (1) a statement of each Fund’s investment objective and that such investment objective may be changed without shareholder approval; (2) a description of how each Fund intends to achieve its investment objective, including a description of each Fund’s principal investment strategies (including the particular type or types of securities in which each Fund principally invests or will invest) and generally how the Adviser decides which securities to buy and sell; and (3) disclosure of the principal risks of investing in each Fund, including the risks to which each Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely each Fund’s net asset value, yield, or total return. The Registrant also confirms that the “Summaries” section of the Prospectus (the “Item 4 Section”), includes a summary, based on the information provided in the Item 9 Section, of: (1) how each Fund intends to achieve its investment objective, including each Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally); and (2) the principal risks of investing in each Fund, including the risks to which each Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely each Fund’s net asset value, yield, and total return.

The Registrant also confirms that each Fund has principal risk disclosure corresponding to its principal investment strategies and vice versa, that all principal investment strategies and risks of each Fund are disclosed in the Prospectus and that any non-principal investment strategies or risks are described in the SAI only.

2.	Comment: In the Initial Response Letter, the Trust provides that, in response to Comment 47 in the Initial Comment Letter, it has revised the “Temporary Investments” heading on page 28 of the Prospectus to “Other Investments”. The Staff notes, however, that, under Item 16 of Form N-1A, an investment is made pursuant to a principal strategy, non-principal, or as a temporary defensive position strategy. Please further revise that heading accordingly.

Securities and Exchange Commission	- 3 -	December 30, 2024

Response: The Registrant has deleted the disclosure on page 28 of the Prospectus that is referenced in the Staff’s comment in its entirety and has revised the following disclosure, which appears on page 42 of the Prospectus, as marked:

Temporary Defensive Positions

For temporary defensive purposes, including when Thornburg determines it is necessary to meet the liquidity needs of the Fund, each Fund may keep a portion of its portfolio in cash or purchase short-term, highly liquid securities including, but not limited to, time certificates of deposit, short-term U.S. government securities, commercial paper, and repurchase agreements. Because cash holdings and such short-term securities tend to generate lower investment returns compared to longer-term investments, cash holdings and investments in these short-term and other securities for temporary periods could reduce a Fund’s ability to attain its investment objective.

3.	Comment: With respect to Comment 58 in the Initial Comment Letter, the Staff notes that Section 5.2 (Compromise Payment) of the Bylaws of the Trust (the “Bylaws”), appears to permit indemnification of a Covered Person (as defined in the Bylaws) even when such Covered Person has been found by any body or proceeding, aside from a court, to have not acted in good faith or to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office if a majority of disinterested directors make a conflicting finding.

The Staff further notes that Section 17(h) of the Investment Company Act of 1940, as amended (the “1940 Act”), states that the bylaws of a registered investment company shall not contain any provision which protects or purports to protect a director or officer of such company against any liability to the company or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in his or her office.

Please supplementally explain how Section 5.2 of the Bylaws of the Trust complies with Section 17(h) when at least one body or proceeding has found that the Covered Person has acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Covered Person’s duties, including what your legal basis for this position is, or otherwise remove this provision for the Bylaws.

Securities and Exchange Commission	- 4 -	December 30, 2024

Response: The Registrant confirms that Section 5.2 of the Bylaws does not permit indemnification of a Covered Person who has been found by a court or any other body before which a proceeding was brought to have not acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Instead, Section 5.2 addresses indemnification in the context of completed proceedings that did not adjudicate whether a Covered Person’s conduct entailed willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (such as an out-of-court settlement) and provides additional conditions on the provision of indemnification in those situations. For example, Section 5.2 requires that before indemnification may be provided to a Covered Person in the context of, for example, an out-of-court settlement, either: (a) a majority of the Trust’s disinterested Trustees determine that such Covered Person has acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust and is not liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office; or (b) independent legal counsel provides an opinion in writing to the same effect. Registrant respectfully confirms that Section 5.2 is consistent with Section 17(h) of the 1940 Act.

4.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Registrant currently expects to file an application with the Securities and Exchange Commission in the coming weeks for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. The order, if granted, would permit: (1) a mutual fund to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded; and (ii) an exchange-traded fund to offer one or more mutual fund share classes in addition to an exchange-traded fund share class. There is no current intention to rely on the requested order for the ETFs that are series of the Registrant.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (617) 951-7204 or Jeremy C. Smith at (212) 596-9858.

Sincerely,

/s/ Ali R. Olia

Ali R. Olia

CC:	Jeremy C. Smith
Amy Callow
Steve Fleischer